Exhibit 10.4
MANUFACTURING AGREEMENT
This MANUFACTURING AGREEMENT is entered into as of this 12th day of July 2006 by and between CM Solutions Corporation, a Mississippi corporation, whose principal place of business is located at 2674 South Harper Rd, Corinth, MS 38834 (hereinafter referred to as “Manufacturer”), and Verso Technologies, Inc., a Minnesota corporation, and Verso Verilink, LLC, a Georgia limited liability company, each having its principal office at 400 Galleria Parkway Suite 200 Atlanta, Georgia 30339 (hereinafter referred to collectively as “Purchaser”).
1.	TERM

This Agreement shall become effective on the date hereof and shall continue in effect for three (3) years and will automatically update and continue for One (1) year, unless requested in writing by either party at least ninety (90) days prior to end of term.

2.	SPECIFICATIONS; QUALITY
(a)	All products to be manufactured pursuant to this Agreement shall be identified in a unique purchase order issued by the Purchaser to the Manufacturer defining all requirements of the particular build (the “Products”). These Products shall be manufactured in accordance with Purchaser’s specifications and drawings, which have been provided to Manufacturer. All Products built by Manufacturer for Purchaser are subject to the terms and conditions of this Agreement.

(b)	CM Solutions agrees to supply product built to RoHS standards, at a mutually agreed to time and price.

(c)	All work performed by Manufacturer shall be performed in a skillful and professional manner and shall be consistent with best commercial standards of the industry, including but not limited to the following:
(1)	ISO 9002

(2)	BABT

(3)	Production Quality Assurance Approval (PQAA) facility certification

(4)	IPC-A-610 Class 2 (acceptability of Electronic Assemblies)

(5)	IPC-3-815 Class 2 (SMT-acceptability of electronic assemblies)

(6)	IPC-R-700 (guidelines for modification and repair of PCB’s and assemblies)

(7)	Purchaser’s “Quality Plan” (See Exhibit B)
3.	TRANSPORTATION

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Transportation services shall be provided by Manufacturer, for deliveries of assembled boards to Madison, Alabama facility (FOB Purchaser’s Dock). Manufacturer will back haul “consigned material” from Purchaser to the Manufacturer.
4.	PAYMENT TERMS

Payment terms for all Products shall be net Thirty (30) days from the date of invoice. All “invoices” shall contain such detail, as may be necessary to support Manufacturer’s charges.

Payments will be in U.S. dollars
5.	INVENTORY — BONDED STORES ACCOUNT

Manufacturer will maintain a “Bonded Stores Inventory” account, which will include raw materials inventory owned by Purchaser. While Purchaser owns the items in this “Bonded Stores Inventory” account, the Manufacturer is responsible for staffing, maintenance, data and inventory accuracy. A formal cycle count process and / or physical inventories will be required by Manufacturer. In the event the Manufacturer’s inventory accuracy, defined as book-to-physical units and dollars, falls below 98% accuracy, Purchaser will require Manufacturer to complete a physical inventory, at Manufacturer’s expense, until such time inventory accuracy is compliant. Failure to meet these requirements will require the Manufacturer to provide a root cause analysis, containment plan, and preventive action plan based on Purchaser’s periodic audits.

6.	CONSIGNMENT OF EQUIPMENT; TRAINING

Purchaser will deliver to Manufacturer its test equipment and manufacturing equipment unique to Purchaser’s Products for use by Manufacturer in manufacturing and testing Products. Purchaser will retain title to such equipment, which shall be immediately returned to Purchaser upon termination of this Agreement in good working order. Manufacturer shall maintain and upgrade the equipment as may be required to perform its obligations under this Agreement. Purchaser shall provide at its cost such additional test equipment as may be necessary to meet production requirements. Any modifications required to be made to equipment provided to Manufacturer pursuant to this section shall be documented by an Engineering Change Order (“ECO”) or (Equivalent Manufacturing Control Documents) and shall be at Purchaser’s expense. Purchaser shall provide such training to Manufacturer’s personnel as may be necessary for Manufacturer to manufacture and test Products. (The test equipment and manufacturing equipment provided pursuant to this paragraph is collectively known as “Tools”.)

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Manufacturer shall not assign, lease, license, pledge, loan, mortgage or otherwise part with possession of, or the right to possess the Tools. Manufacturer shall allow no claims, encumbrances or liens with respect to the Tools and shall not state or imply to any third party that Manufacturer is the owner of the Tools.

Manufacturer agrees that all Tools provided under this Agreement will be used only to manufacture Purchaser’s Products, unless otherwise approved by the Purchaser.

Manufacturer agrees that it will follow normal industrial practice in the identification and maintenance of the property control records on all such tooling, and will make such records available for inspection by the purchaser at all reasonable times. This includes annual calibration requirements imposed by Purchaser.

7.	PRICING;

Manufacturer’s prices shall be identified in Exhibit “A” and shall be reviewed by both parties after each 12-month period of this Agreement. Exhibit A will be updated periodically, and revision controlled by “date”. Non-PCB materials (any items not included on the bill-of-materials) will be included as part of Manufacturer’s cost of business, and not directly reimbursable. Examples include, but are not limited to, flux, solder, labels, adhesives and tape.
     NOTE: This pricing does not include RoHS Process.
8. PURCHASE ORDERS (for Consignment Production)
(a)	Products purchased in accordance with the terms of this agreement related to inventory stored in the bonded stores account, shall be made pursuant to a Purchase Order, signed by an authorized representative of Purchaser and shall contain Purchaser’s part number, revision level of Products to be shipped, and Purchaser’s delivery schedule.

(b)	Purchaser’s expectation is normally a 2-week lead-time, as material shortages are filled, for board assembly delivery to Purchaser. On occasion, Purchaser may need expedited delivery.

(c)	Purchaser shall be entitled to cancel, reschedule or modify Purchase Orders. If such action by Purchaser represents an acceleration of shipment date or increase in quantity of Products, Manufacturer will use its best commercial efforts to meet Purchaser’s request, subject to material availability and capacity, and expedited labor charges, where applicable.

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(d)	Whenever possible, Purchaser shall provide Manufacturer at the beginning of each calendar month, a forecast of anticipated volume for board assemblies for the next calendar month.
9.	PURCHASE ORDERS: (for TURN-KEY Product)

(a.)	Products purchased in accordance with the terms of this Agreement as turnkey products shall also be made pursuant to a Purchase Order, signed by an authorized representative of Purchaser and shall contain Purchaser’s part number, revision level of Products to be shipped, and Purchaser’s delivery schedule.

(b.)	Purchaser will issue purchase orders at least 6 weeks in advance of delivery.

(c.)	When possible, Purchaser will share with Manufacturer the forecasted product volumes, and any forecast data will be deemed “non-binding to Purchaser”.
10.	Management & Material Procurement

(a.)	Materials Management for the “Turn-key” portion of this agreement shall be in keeping with the following goals:
1.	The intent is to reduce Purchaser lead times to the least number of weeks possible, with the standard being 6 weeks to point of delivery.

2.	Manufacturer shall set up with suppliers for all applicable items, with a “supplier managed bond quantity” available and replenished as pulls are made.

3.	Purchaser and Manufacturer will agree in writing to a “specific set of components”, referred to as “Strategic items”, for which the Purchaser will manage and sell to Manufacturer, as required.

4.	Purchaser and Manufacturer will agree to a specific list of components, referred to as “Critical Components”, which will be purchased, stocked and managed by Manufacturer, and for which Purchaser will have liability.

This listing will be jointly reviewed monthly for required action.

5.	Purchaser will identify to Manufacturer periodically a listing of “available, excess inventory”, which Manufacturer will be required to purchase from Purchaser first, until supply is exhausted.

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(b.)	Purchaser acknowledges its financial responsibility for the material purchased by Manufacturer to support Purchaser’s purchase orders, as well as any other documented and mutually agreed to “strategic and critical component buys”.

(c.)	Manufacturer agrees to use commercially reasonable efforts to manage inventory and purchase materials in a manner that is cost effective. However, in the event of a change in material costs, Purchaser and Manufacturer agree that any such change in pricing will be fully passed on to Purchaser upon depletion of the current inventory.

(d.)	Manufacturer agrees to procure material specified by Purchaser’s bills of material only from the manufacturers listed on the Approved Vendor List (AVL).

(e.)	Manufacturer will charge Purchaser for any purchase premiums, expediting fees or special freight costs incurred because of a Purchaser caused occurrence, including but not limited to, Purchaser’s demand of assemblies.

(f.)	Minimum production lot sizes will be reviewed and mutually agreed upon on a periodic basis.

(g.)	Purchaser agrees to pay non-recurring expenses (NRE) incurred by Manufacturer, during the set-up of the supply chain, that have been pre-approved by Purchaser.

(h.)	Manufacturer is authorized to purchase materials and make commitments to vendors on the (AVL) using standard purchasing practices including, but not limited to supplier imposed minimum order quantities (MOQ), minimum build quantities, and economic order quantities.
11.	Scheduling

(a.)	Increasing/Upside in Schedule; Manufacturer will use reasonably best efforts to accommodate requests on a case-by-case basis. Requests for increase in quantities may be subject to additional charges and will be contingent upon manufacturing cycle time, and availability of material. Charges will be reviewed and approved by Purchaser prior to the increase in schedule.

(b.)	Downside Scheduling: Downside rescheduling of Purchase orders will be subject to the limitations set forth below:

Maximum Allowable reschedule Quantities/shipment Dates

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# of Days before Delivery	Max Resch Qty	Max Reschedule Period
0-30	0	0
31-60	25%	60 days
Beyond 61 days	100%	unlimited

(c.)	Cancellation: In the event of a termination or cancellation of a purchase order, discontinuance of a product, or creation of excess Manufacturer owned material, due to an engineering change order, Purchaser agrees to purchase from Manufacturer such Products and / or excess material in accordance with the terms and conditions previously set forth in Section 10 “Management and Material Procurement” and Section 12 “Excess and Obsolete Inventory” of this Agreement.

Purchaser requests to cancel shipments of Products will be reviewed by Manufacturer and cancellation charges will be assessed on the following items: (i) finished goods, (ii) work in process, and (iii) material components on hand and on order with suppliers, which cannot be rescheduled or cancelled.

Manufacturer shall undertake reasonable efforts to cancel all applicable component purchase orders and reduce component inventory through return for credit programs or allocation of components to other programs.
12.	Excess and Obsolete Inventory

(a.)	Excess Inventory is defined as inventory quantities on hand and any non-cancelable/non-returnable quantities on order that will be in excess of demand as identified in either Purchaser’s Purchase Orders, or deemed excess from the “Strategic Parts Listing” and/or “Critical Parts Listing”, as identified in Section 10.a.3 and 10.a.4. Non-cancelable/non-returnable material includes all components acquired under Manufacturer or Purchaser negotiated agreements with suppliers that do not provide for return and / or cancellation free of charge. Non-returnable shall include “broken” packages due to subsequent processing.

(b.)	Manufacturer will carry raw material inventory for up to 90 days of demand at no charge to Purchaser. Purchaser will be charged a monthly carrying charge at the rate of 0.5 % of the inventory value exceeding 90 days demand from the date it is reported as excess until 180 days when it will be dispositioned. Manufacturer and Purchaser may agree to hold Excess Inventory for periods longer than indicated above upon mutual agreement of terms and carrying charge(s).

(c.)	OBSOLETE INVENTORY: Purchaser shall take receipt of obsolete inventory with-in thirty (30) days of both parties agreeing to same, at current cost, plus 12.5 % material markup.

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13.	WARRANTY
(a)	Manufacturer warrants that the Product sold hereunder will be free from defects in material (as it relates to Purchaser’s approved vendor list) and workmanship according to IPC 610 Workmanship Standards and other appropriate quality standards for a period of one (1) year from the date of shipment, provided that: (i) Manufacturer is notified in writing by Purchaser within thirty (30) days after Purchaser’s discovery of any Product failure, or (ii) the defective Product is returned to Manufacturer no later than ten (10) days following the last day of the warranty period. Manufacturer shall include serial numbers and/or date stamps, as designated by Purchaser, on each Product to facilitate warranty tracking. Purchaser shall forward defective Products to Manufacturer freight prepaid, and Manufacturer will use its best efforts to return the repaired or replaced Products freight prepaid by Manufacturer to Purchaser no later than thirty (30) days from the date Manufacturer received the defective Product. The foregoing warranty shall not be valid if the Product or component parts have been subjected to abuse, misuse, accident, alteration, neglect, unauthorized repair or installation.

(b)	Subject to Exhibit B, the foregoing warranty provisions set forth Manufacturer’s sole liability and the Purchaser’s exclusive remedies for claims (except as to title) based on defects in, or failure of, any Product sold hereunder when the claim is based on breach of warranty. Upon the expiration of the applicable warranty for any Product sold hereunder, all such liability shall terminate.

(c)	The above warranty periods shall not be extended by the repair or replacement of Products pursuant to any of the above warranties. The above warranties shall apply to Purchaser, its successors, assigns and those who purchase or use Products. Purchaser shall deal directly with Manufacturer for returns and repairs.

(d)	Except as hereinabove provided, the foregoing warranties are exclusive and in lieu of all other warranties, express or implied, or statutory, including the implied warranty of merchantability or fitness for a particular purpose.
14.	DELIVERY
(a)	Products shall be delivered to Purchaser in accordance with the delivery dates as specified on Purchaser’s Purchase Orders as agreed to by Manufacturer.

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(b)	Upon learning of any potential delays, Manufacturer will immediately notify Purchaser by e-mail in writing as to the cause and extent of such delay. Manufacturer and Purchaser will review the cause and extent of such delay, and the Purchase Order line item delivery date will be modified if material is determined to be on allocation, defective, or incorrect, in a manner that could not be reasonably anticipated by Manufacturer. If the above circumstances do not apply, the delivery schedule in the purchase order shall remain in effect.

(c)	Purchaser has entered into contractual agreements with customers, to provide “on time” deliveries for certain product, which provide penalties for late deliveries. In the event Manufacturer is solely responsible for Purchaser’s late delivery of product to its customer and pays actual penalties to such customer, then Manufacturer and Purchaser will negotiate in good faith to determine the amount of such penalty, if any, that Manufacturer is required to pay.
15.	TERMINATION

This Agreement may be terminated by either party at any time upon the occurrence of any one or more of the following events of default:
(a)	Failure of the other party (i) to perform pursuant to the terms and conditions of this Agreement; and (ii) to cure such performance deficiency within thirty (30) days after receiving written notice thereof given by the aggrieved party;

(b)	The entering into or filing by the other party of a petition, arrangement or proceeding seeking an order for relief under the bankruptcy laws of the United States, a receivership for any of the assets of the other party, a composition with or assignment for the benefit of its creditors, a readjustment of debt, or the dissolution or liquidation of the other party;
16.	INSPECTION
(a)	Source Inspection: Upon request from Purchaser, Manufacturer agrees to allow Purchaser to inspect and review the work being performed under this Agreement, including materials and supplies being used. However, shipments will not be delayed if Purchaser fails to conduct such source inspection. Source inspection does not constitute acceptance of Products.

(b)	Approved Vendor List: Manufacturer shall be provided access to Purchaser’s Approved Vendor Listing (“AVL”) via on-line access and/or hard copy, and shall insure that all components and material used in the

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manufacture of Purchaser’s Products adheres specifically to this “Approved Vendor Listing” (A.V.L.).
17.	ENGINEERING CHANGE ORDERS (“ECOs”)

From time to time, Manufacturer will be asked to implement ECOs. The following shall apply to ECOs:
(a)	Purchaser shall notify Manufacturer in writing of a proposed ECO. This notification should include the documentation of the change to effectively support Manufacturer’s investigation of the impact of this proposal.

(b)	Upon notice of a change, Manufacturer will make best effort to review all costs impacted within three (3) working days. All cost impacts and material availability issues will be mutually reviewed and agreed to with Purchaser prior to implementation.

(c)	Emergency ECOs will be immediately implemented at Purchaser’s request. Purchaser will be liable for costs associated with emergency ECO implementation.
18.	CONFIDENTIALITY

Both parties acknowledge that, by reason of their relationship, they may have access to certain information and materials concerning the other’s business, plans, and products (including, but not limited to, information and materials contained in technical data provided to the other party) which is confidential and of substantial value to the other party, and which value would be impaired if such information were used by the other party or disclosed to third parties. Both parties agree that they shall not use in any way, for their own account or the account of any third party, nor disclose to any third party, any such confidential information which is revealed to it by the other party without written authorization from the other party. Each party will take every reasonable precaution to protect the confidentiality of such information consistent with the efforts exercised by it with respect to its own confidential information. Each party shall advise the other of information or materials it considers confidential. Upon termination of this Agreement, all confidential information shall be returned to owners of that confidential information. This provision shall survive termination of this Agreement.

19.	INDEMNIFICATION AND INSURANCE

Each party shall indemnify and defend the other party against all claims, suits, losses, expenses and liabilities for bodily injury, personal injury, death and property damage directly or indirectly caused by any Products or through the

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intentional acts or negligence of a party or of any person for whose actions such party is legally liable.

Each party shall have and maintain, during the term hereof and for one year thereafter, (i.) Commercial Liability Insurance (including, but not limited to, premises-operations, broad form property damage, products/completed operations, contractual liability, independent contractors, personal injury) with limits of at least $ 2,000,000 combined single limit for each occurrence (limits may be satisfied with primary and /or excess coverage), (ii) Commercial Automobile Liability Insurance with limits of at least $ 2,000,000 combined single limit for each occurrence, and (iii) Workers’ Compensation Insurance as required by Statue, and Employer’s Liability insurance with limits of not less than $ 1,000,000 per occurrence.

The insurer must be licensed to do business in the state in which the work is performed and must have Best Rating “Ax” or better. Annually, Manufacturer shall deliver a certificate of insurance on which Purchaser is included as additional insured with reference to (i) in the paragraph above. Certificates of insurance must be provided prior to any work being performed and must be kept in force during the term of this Agreement. It is also agreed that Manufacturer’s policy is primary.

20.	COMPLIANCE WITH APPLICABLE LAWS

Manufacturer has been, and shall continue to be, in material compliance with the provisions of all applicable federal, state and local laws, regulations, rules and ordinances applicable to the transactions governed by this Agreement.

21.	FORCE MAJEURE

In the event that performance by either party of its obligations under this Agreement is prevented due to any Act of God, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, or any other similar cause beyond the reasonable control of the party invoking this section, and if such party shall give prompt written notice to the other party, the time for its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences.

22.	MISCELLANEOUS
(a)	Severability: In the event that one or more of the provisions, or parts thereof, contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, the same shall not invalidate or otherwise affect any other provision in the

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Agreement, and the Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(b)	Entire Agreement; Modification: This Agreement constitutes the entire and exclusive statement by Purchaser and Manufacturer of the terms of their agreement. Notwithstanding the above, any additional terms that may be contained in any purchase order, invoice or other form of Purchaser will also apply. In the event terms in this Agreement conflict with terms contained in one of these other forms of Purchaser, the terms of this Agreement will govern. All prior and contemporaneous proposals, negotiations, representations and agreements are merged into this Agreement. The terms of this Agreement may not be altered, modified, superseded, amended or rescinded, and no additional terms shall become a part of this Agreement, except pursuant to a writing specifically referencing this Agreement and signed by a representative of the party against whom enforcement is sought.

(c)	Notice: Unless otherwise specified in this Agreement, all notices and other communications permitted or required by the provisions hereof shall be in writing and shall be mailed, faxed or delivered to the other party at the address set forth below (or at such other address as either party shall designate in writing to the other party during the term of this Agreement) and shall be effective and deemed received: i) if mailed, when actually received; ii) if faxed, when actually received; or iii) if personally delivered, when delivered. Each notice to Manufacturer or Purchaser shall be addressed, until notice of change thereof, as follows:
i)	If intended for Manufacturer, to:

C.M. Solutions Corporation 2674 South Harper Rd. Corinth, MS 38834 Attn: Michael Driste

ii)	If intended for Purchaser, to:

Verso Technologies, Inc. 127 Jetplex Circle Madison, AL 35758-8989 Attn: Steve Odom

With a copy to

Verso Technologies, Inc. 400 Galleria Parkway, Suite 200 Atlanta, GA 30339

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Attn: Chief Financial Officer
(d)	Assignment: This Agreement shall not be assignable by either party without the prior written consent of the other party.

(e)	Relationship of parties: The parties are and shall be independent contractors to one another, and nothing herein shall be deemed to cause this Agreement to create an agency, partnership, joint venture and any other relationship between the parties.

(f)	Waiver: No failure or delay on the part of either party hereto in exercising any right or remedy under this Agreement, or any single or partial exercise of any such right or remedy, shall operate as a waiver thereof. No provision of this Agreement may be waived except in writing signed by the party granting such waiver.

(g)	Governing Law; Interpretation: This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama. Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determining the meaning of the Agreement, even though the accepting or acquiescing party had knowledge of the nature of the performance and an opportunity for objection. No course of prior dealing between the parties and no usage of the trade shall be relevant to supplement or explain any terms used in this Agreement.
23.	RETURN MATERIAL AUTHORIZATION

If product is found to be defective pursuant to Section 13 of this Agreement, Purchaser will notify Manufacturer and Manufacturer will provide a Return Material Authorization number prior to Purchaser returning the Product. Manufacturer will make best effort to provide an RMA number within twenty- four (24) hours.
24.	QUARTERLY REVIEWS.

Purchaser and Manufacturer will meet quarterly to review all processes associated with this contract, and jointly work towards process improvements in the following areas:
▪	Price

▪	Quality

▪	Cycle Time

▪	On-time Delivery

▪	Design improvements on manufacturability, quality and price

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25.	Exhibit attachment schedule:
•	Exhibit A shall represent “current” pricing, and shall be amended and rev controlled by DATE, as required.

•	Exhibit B shall represent “Quality Plan”.

ACCEPTED FOR Verso Technologies, Inc.		ACCEPTED FOR CM Solutions Corporation

By:	/s/ Juliet M. Reising	By:	/s/ Michael Driste

Print:	Juliet M. Reising	Print:	Michael Driste

Title:	EVP & CFO	Title:	President

Date:	7 - 17 - 06	Date:	7 - 17 - 06

ACCEPTED FOR Verso Verilink, LLC

By:	/s/ Juliet M. Reising

Print:	Juliet M. Reising

Title:	EVP

Date:	7 - 17 - 06

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